Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 18th JANUARY 2008	ASX Code: OEC
OTCBB Code: OBTLY

Earnings Guidance and Business Update

PERTH, AUSTRALIA:  Orbital Corporation Limited today provides guidance on the financial results for the half year ended 31 December 2007 in conjunction with a business and product update.

Earnings Guidance

At the Annual General Meeting in October 2007 Orbital reported a weak 1st quarter primarily as a result of the reduced engineering order book at the beginning of the financial year. We also noted an improved order intake and this has resulted in increased engineering revenue in the 2nd quarter with a corresponding improvement in earnings.

Orbital has previously reported that the Synerject result in this financial year will be affected by start up costs in China. These are not, however, as high as anticipated and this together with efficiency gains realised at Synerject’s Delavan plant has resulted in a better than plan equity accounted share of Synerject’s result, particularly in the 2nd quarter.

We anticipate that the net loss for the half year will be in the range $300k to $500k (subject to auditor’s review) compared with a loss in the corresponding period last year of $429k. In the half year ended 31 December 2006 the reported loss included costs of $582k with respect to settlement of a legal dispute with Coles Myer Limited.

Business and Product Update

Over the last few months we have continued to see a shift in the regulations and customer attitudes towards cleaner and more efficient energy solutions. The passage of new stricter CAFE (corporate average fuel economy) regulations in the US will spur the adoption of fuel saving technology across the industry. In addition the more intense discussions on if and when peak oil production will occur is creating many new opportunities in the area of alternative and renewable fuels such as ethanol and gaseous fuels.

Orbital has positioned itself as a supplier of clean energy solutions to exploit the opportunities provided in this new landscape of global warming concerns, energy utilisation and sustainability. In particular the launch of the new FlexDI “One engine-Any fuel” product at the end of October has started to deliver a wider range of customers and opportunities, evidenced by our increased order book.

Further evidence of the future business opportunities is the various product launches and awards being achieved for Orbital services and technology, including:

- The Kymco KDI X-Mode 100 scooter utilising the Orbital Direct Injection combustion process has been judged by the Taiwan Environmental Protection Agency (EPA) as the best motorcycle in their green motorcycle ranking.

- BRP have recently introduced the early launch of a new snowmobile the SkiDoo MXZ TNT 600 E-TEC which will be a boost to future sales for Synerject from the Delavan plant which manufactures the E-TEC components.

- Polaris has incorporated the recently released Orbital Direct Injected Patriot engine in another vehicle the Polaris RANGER utility vehicle.

- Bajaj has increased promotion and marketing of the DI Autorickshaw and clarified plans for the roll out of this product and technology in India.

Orbital plans to release its detailed half year results on 20th February 2008 at which time a comprehensive commercial update will be provided together with an outlook for the 2nd half and full year.

ENDS

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: Dr Rod Houston Chief Executive Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au